

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re: PharMerica Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **February 28, 2014**
> **File No. 001-33380**

Dear Mr. Weishar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Suppliers/Inventory, page 5

1. We note that in October of 2013, you signed an exclusive agreement with Innovatix, LLC to enable the company to achieve better pricing on its supply of pharmaceutical products. The agreement was to go into effect on January 1, 2014. In view of your ongoing dispute with AmerisourceBergen over rebates and the increasing percentage of prescriptions dispensed that are lower cost generics, this agreement is likely critical to your future. However, staff was unable to find any discussion of the agreement in any periodic reports filed by the registrant in or after October 2013. Please file an amendment to disclose the agreement and its material terms. Further, in your upcoming 10-K to be filed for the fiscal year ended December 31, 2014, you should quantify this agreement's effect on the company's results in MD&A. Also discuss the percentage of product supplied by Innovatix, LLC and the percentage of product supplied by AmerisourceBergen. If the agreement with Innovatix, LLC puts you at risk of being in breach of your agreement

with AmerisourceBergen because of your minimum purchase requirements, you should also provide additional disclosure in the risk factors section and elsewhere as appropriate. If the arrangement with Innovatix does not put you at risk with AmerisourceBergen, please disclose why that is the case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3705 or Christine Torney at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director